82-1571

04045636

Hilton Group plc

SUPPL

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	27	13	2,244
BRIAN WALLACE	27	13	2,244
CHRISTOPHER BELL	27	13	2,244

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 OCTOBER 2004 AT 279.00P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

dw 10/20

Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, OF AN INTEREST ON 4 OCTOBER 2004 IN 95,348,002 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 6.01% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS HAS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
BANK OF IRELAND	283,927
BARCLAYS CAPITAL NOMINEES LIMI	1,231,036
BARCLAYS TRUST CO & OTHERS	1,605
BARCLAYS TRUST CO AS EXEC/ADM	229
BARCLAYS TRUST CO DMC69	22,000
BARCLAYS TRUST CO E99	10,800
BARCLAYS TRUST CO R69	32,618
BNP PARIBAS	325,089
CHASE NOMINEES LTD A/C 16376	877,015
CHASE NOMINEES LTD A/C 20947	31,675,867
CHASE NOMINEES LTD A/C 21359	887,256
CIBC MELLON GLOBAL SECURITIES	104,915
CLYDESDALE NOMINEES HGB0125 A/C 00323364	4,466
CLYDESDALE NOMINEES HGB0125 A/C 00323372	10,916

CLYDESDALE NOMINEES HGB0125 A/C 00323496	7,150
CLYDESDALE NOMINEES HGB0125 A/C 00324018	1,914
CLYDESDALE NOMINEES HGB0125 A/C 00324085	3,494
CLYDESDALE NOMINEES HGB0125 A/C 00324492	22,912
CLYDESDALE NOMINEES HGB0125 A/C 00497036	1,855
CLYDESDALE NOMINEES HGB0125 A/C 00593965	2,914
CLYDESDALE NOMINEES HGB0125 A/C 00594198	1,794
CLYDESDALE NOMINEES HGB0125 A/C 00594414	13,000
CLYDESDALE NOMINEES HGB0125 A/C 00594465	3,158
CLYDESDALE NOMINEES HGB0125 A/C 00595534	3,409
CLYDESDALE NOMINEES HGB0125 A/C 00595712	2,053
CLYDESDALE NOMINEES HGB0125 A/C 00595801	3,747
CLYDESDALE NOMINEES HGB0125 A/C 00595968	2,225
CLYDESDALE NOMINEES HGB0125 A/C 00596123	2,998
CLYDESDALE NOMINEES HGB0125 A/C 00596980	6,988
CLYDESDALE NOMINEES HGB0125 A/C 00597103	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00597324	5,968
CLYDESDALE NOMINEES HGB0125 A/C 00597332	1,772
CLYDESDALE NOMINEES HGB0125 A/C 00597375	6,334
CLYDESDALE NOMINEES HGB0125 A/C 00597383	7,621
CLYDESDALE NOMINEES HGB0125 A/C 00597448	5,520
CLYDESDALE NOMINEES HGB0125 A/C 00597537	1,973
CLYDESDALE NOMINEES HGB0125 A/C 00597545	3,500
CLYDESDALE NOMINEES HGB0125 A/C 00597758	4,318
CLYDESDALE NOMINEES HGB0125 A/C 00645442	5,341
CLYDESDALE NOMINEES HGB0125 A/C 00651361	2,054
CLYDESDALE NOMINEES HGB0125 A/C 00668604	1,876

CLYDESDALE NOMINEES HGB0125 A/C 00678693	2,849
CLYDESDALE NOMINEES HGB0125 A/C 00679401	28,955
CLYDESDALE NOMINEES HGB0125 A/C 00686050	11,000
CLYDESDALE NOMINEES HGB0125 A/C 00691088	2,970
CLYDESDALE NOMINEES HGB0125 A/C 00692386	9,002
CLYDESDALE NOMINEES HGB0125 A/C 00693030	5,527
CLYDESDALE NOMINEES HGB0125 A/C 00693404	2,728
CLYDESDALE NOMINEES HGB0125 A/C 00693552	35,000
CLYDESDALE NOMINEES HGB0125 A/C 00693900	4,140
CLYDESDALE NOMINEES HGB0125 A/C 00694028	2,005
CLYDESDALE NOMINEES HGB0125 A/C 00694222	2,640
CLYDESDALE NOMINEES HGB0125 A/C 00696101	2,620
CLYDESDALE NOMINEES HGB0125 A/C 00697329	17,057
CLYDESDALE NOMINEES HGB0125 A/C 00697388	2,083
CLYDESDALE NOMINEES HGB0125 A/C 00697418	3,177
CLYDESDALE NOMINEES HGB0125 A/C 00697434	18,000
CLYDESDALE NOMINEES HGB0125 A/C 00697663	12,221
CLYDESDALE NOMINEES HGB0125 A/C 00697701	1,898
CLYDESDALE NOMINEES HGB0125 A/C 00702950	2,107
CLYDESDALE NOMINEES HGB0125 A/C 00703140	2,056
CLYDESDALE NOMINEES HGB0125 A/C 00703310	2,800
CLYDESDALE NOMINEES HGB0125 A/C 00703353	4,211
CLYDESDALE NOMINEES HGB0125 A/C 00703396	2,559
CLYDESDALE NOMINEES HGB0125 A/C 00703876	1,655
CLYDESDALE NOMINEES HGB0125 A/C 00703884	2,687
CLYDESDALE NOMINEES HGB0125 A/C 00703914	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00704007	2,001

CLYDESDALE NOMINEES HGB0125 A/C 00807507	11,373
CLYDESDALE NOMINEES HGB0125 A/C 00807663	2,597
CLYDESDALE NOMINEES HGB0125 A/C 00830118	3,025
CLYDESDALE NOMINEES HGB0125 A/C 00866805	3,985
CLYDESDALE NOMINEES HGB0125 A/C 00870357	7,974
CLYDESDALE NOMINEES HGB0125 A/C 00886083	2,415
CLYDESDALE NOMINEES HGB0125 A/C 00887365	2,719
CLYDESDALE NOMINEES HGB0125 A/C 01200114	14,500
CLYDESDALE NOMINEES HGB0125 A/C 03000000	2,921
CLYDESDALE NOMINEES HGB0125 A/C 03000441	1,592
CLYDESDALE NOMINEES HGB0125 A/C 03100071	5,251
CLYDESDALE NOMINEES HGB0125 A/C 03100241	1,850
CLYDESDALE NOMINEES HGB0125 A/C 03100420	3,119
CLYDESDALE NOMINEES HGB0125 A/C 03100926	6,932
CLYDESDALE NOMINEES HGB0125 A/C 03101086	6,247
CLYDESDALE NOMINEES HGB0125 A/C 03101280	3,462
CLYDESDALE NOMINEES HGB0125 A/C 03101868	2,275
CLYDESDALE NOMINEES HGB0125 A/C 03101876	4,150
CLYDESDALE NOMINEES HGB0125 A/C 03102058	2,090
CLYDESDALE NOMINEES HGB0125 A/C 03102317	2,143
CLYDESDALE NOMINEES HGB0125 A/C 03102465	26,023
CLYDESDALE NOMINEES HGB0125 A/C 03102546	4,046
CLYDESDALE NOMINEES HGB0125 A/C 03102554	22,954
CLYDESDALE NOMINEES HGB0125 A/C 03102660	2,159
CLYDESDALE NOMINEES HGB0125 A/C 03103119	2,967
CLYDESDALE NOMINEES HGB0125 A/C 03105510	1,808
CLYDESDALE NOMINEES HGB0125 A/C 03105600	3,235

CLYDESDALE NOMINEES HGB0125 A/C 03105820	1,898
CLYDESDALE NOMINEES HGB0125 A/C 07000093	2,980
CLYDESDALE NOMINEES HGB0125 A/C 07000662	2,643
CLYDESDALE NOMINEES HGB0125 A/C 07000697	17,678
CLYDESDALE NOMINEES HGB0125 A/C 07000832	1,923
CLYDESDALE NOMINEES HGB0225 A/C 00222649	1,906
CLYDESDALE NOMINEES HGB0225 A/C 00484015	4,507
CLYDESDALE NOMINEES HGB0225 A/C 00595798	3,976
CLYDESDALE NOMINEES HGB0225 A/C 00597278	23,000
CLYDESDALE NOMINEES HGB0225 A/C 00597758	2,865
CLYDESDALE NOMINEES HGB0225 A/C 00673551	1,222
CLYDESDALE NOMINEES HGB0225 A/C 00701601	4,881
CLYDESDALE NOMINEES HGB0225 A/C 00703213	1,955
CLYDESDALE NOMINEES HGB0225 A/C 00703825	2,437
CLYDESDALE NOMINEES HGB0225 A/C 00703833	10,586
CLYDESDALE NOMINEES HGB0225 A/C 00870934	8,150
CLYDESDALE NOMINEES HGB0225 A/C 00878188	2,557
CLYDESDALE NOMINEES HGB0325 A/C 00486590	2,500
CLYDESDALE NOMINEES HGB0325 A/C 00703094	2,115
CLYDESDALE NOMINEES HGB0325 A/C 00870934	2,850
CLYDESDALE NOMINEES HGB1025 A/C 00837619	16,950
INVESTORS BANK AND TRUST CO	18,725
INVESTORS BANK AND TRUST CO	2,091,680
INVESTORS BANK AND TRUST CO	267,537
INVESTORS BANK AND TRUST CO	377,264
INVESTORS BANK AND TRUST CO	44,074
INVESTORS BANK AND TRUST CO	377,694

INVESTORS BANK AND TRUST CO	1,090,250
INVESTORS BANK AND TRUST CO	64,450
INVESTORS BANK AND TRUST CO	1,163,067
INVESTORS BANK AND TRUST CO	8,109,378
INVESTORS BANK AND TRUST CO	18,258
INVESTORS BANK AND TRUST CO	2,236,635
INVESTORS BANK AND TRUST CO	2,521,281
INVESTORS BANK AND TRUST CO	7,578,018
JP MORGAN (BGI CUSTODY) A/C 16331	381,400
JP MORGAN (BGI CUSTODY) A/C 16338	102,427
JP MORGAN (BGI CUSTODY) A/C 16341	1,156,368
JP MORGAN (BGI CUSTODY) A/C 16341	1,075,203
JP MORGAN (BGI CUSTODY) A/C 16342	193,862
JP MORGAN (BGI CUSTODY) A/C 16344	348,385
JP MORGAN (BGI CUSTODY) A/C 16345	587,209
JP MORGAN (BGI CUSTODY) A/C 16400	14,341,596
JP MORGAN (BGI CUSTODY) A/C 17011	25,575
JP MORGAN (BGI CUSTODY) A/C 18409	840,724
JPMORGAN CHASE BANK	167,765
JPMORGAN CHASE BANK	256,663
JPMORGAN CHASE BANK	189,129
JPMORGAN CHASE BANK	192,291
JPMORGAN CHASE BANK	17,022
JPMORGAN CHASE BANK	7,565
JPMORGAN CHASE BANK	15,543
JPMORGAN CHASE BANK	780,146
JPMORGAN CHASE BANK	15,235

JPMORGAN CHASE BANK	13,262
JPMORGAN CHASE BANK	43,212
JPMORGAN CHASE BANK	66,718
JPMORGAN CHASE BANK	109,071
JPMORGAN CHASE BANK	38,884
JPMORGAN CHASE BANK	321,748
JPMORGAN CHASE BANK	595,396
JPMORGAN CHASE BANK	16,902
JPMORGAN CHASE BANK	236,331
JPMORGAN CHASE BANK	246,330
JPMORGAN CHASE BANK	47,499
JPMORGAN CHASE BANK	245,701
JPMORGAN CHASE BANK	710,945
MASTER TRUST BANK	175,343
MELLON TRUST – BOSTON & SF	380,499
MELLON TRUST - BOSTON & SF	260,864
MELLON TRUST OF NEW ENGLAND	542,621
MITSUBISHI TRUST INTERNATIONAL	132,546
MITSUBISHI TRUST INTERNATIONAL	9,707
NORTHERN TRUST BANK – BGI SEPA	477,400
NORTHERN TRUST BANK – BGI SEPA	699,660
NORTHERN TRUST BANK – BGI SEPA	114,002
R C GREIG NOMINEES LIMITED A/C BL1	775,588
R C GREIG NOMINEES LIMITED A/C CM1	518,626
R C GREIG NOMINEES LIMITED A/C GP1	876,193
R C GREIG NOMINEES LIMITED A/C SA1	500,990
REFLEX NOMINEES LIMITED	706

REFLEX NOMINEES LIMITED	560
STATE STREET	26,535
STATE STREET	18,887
STATE STREET BOSTON	137,227
STATE STREET BOSTON	1,492,545
SUMITOMO TB	71,567
ZEBAN NOMINEES LIMITED	2,736,772
TOTAL	95,348,002